A LIMITED LIABILITY PARTNERSHIP TELEPHONE: +44 (0)20-7959-8900 FACSIMILE: +44 (0)20-7959-8950 WWW.SULLCROM.COM	FRANKFURT • PARIS LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C. BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

March 27, 2018

Christopher Dunham,

Staff Attorney,

Office of Financial Services,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

Washington DC 20549,

United States.

VIA EDGAR

Re:	Registration Statement on Form F-3

Filed February 22, 2018 / File No. 333-223156

Dear Mr. Dunham:

We are filing this correspondence on behalf of our client, Barclays PLC (“BPLC”), in connection with the comments of the Staff provided in our recent calls in relation to the Registration Statement on Form F-3 filed by BPLC on February 22, 2018 (the “Form F-3” ).

We set forth below a summary of the comments and the related responses of BPLC.

1.    The Staff noted a reference in indentures relating to the securities subject to the Form F-3 (the “Indentures”) and related disclosure under the headings “Description of Debt Securities—General” and “Description of Contingent Convertible Securities—General” in the Base Prospectus contained in the Form F-3 (the “Base Prospectus”). Section 3.01 of each of the Indentures lists features that can be added for each series of notes issued thereunder, including a reference to “under what conditions, if any, the Company may be substituted as the issuer of the […] Securities of the series (including pursuant to Article 8).”

The Staff expressed concern that the term “including” could be interpreted as, for specific series of notes, permitting broader issuer substitution than that provided for pursuant to Article 8 of the Indentures. The substitution provisions

Christopher Dunham Division of Corporation Finance	-2-

of Article 8 of the Indentures are described under the headings “Description of Debt Securities—Consolidation, Merger and Sale of Assets; Assumption” and “Description of Contingent Convertible Securities—Consolidation, Merger and Sale of Assets; Assumption” in the Base Prospectus). The Staff has requested confirmation in this response that BPLC does not intend to add additional substitution provisions beyond those set forth in Article 8 of the Indentures.

As further discussed between the Staff and ourselves on March 22, 2018, the pre-effective amendment being filed by BPLC on the date hereof (the “Pre-Effective Amendment”) reflects deletion from the Base Prospectus of the phrase “under what conditions, if any, another issuer may be substituted for Barclays PLC as the issuer of the debt securities of the series”, which was previously included under the headings “Description of Debt Securities—General” and “Description of Contingent Convertible Securities—General”. It is BPLC’s intention that the issuer’s right of substitution be as set forth in the provisions of Article 8 of the Indentures as described under the headings “Description of Debt Securities—Consolidation, Merger and Sale of Assets; Assumption” and “Description of Contingent Convertible Securities—Consolidation, Merger and Sale of Assets; Assumption” in the Base Prospectus.

2.    The Staff has requested that a description of the conversion feature of the Contingent Convertible Securities be added to the Base Prospectus. This disclosure has been added on page 29 of the Base Prospectus.

3.    The Staff has requested that the cover page of the Base Prospectus BPLC disclose the principal exchanges on which the Ordinary Shares and related American Depositary Shares of BPLC are traded and to provide the related trading symbols. This disclosure has been added on the cover page.

If you have any questions relating to this letter, please contact me by telephone at either 212 558 4000 or 011 44 20 7959 8515, by facsimile at +44 (0) 20 7959 8950 and by email at oconnorj@sullcrom.com.

Very truly yours,

/s/ John O’Connor

John O’Connor

cc:	Tushar Morzaria, Group Finance Director
(Barclays PLC)